RADICA GAMES LIMITED
                       ANNOUNCES NEW SHARE REPURCHASE PLAN


FOR IMMEDIATE RELEASE                 CONTACT:      PATRICK S. FEELY
JULY 8, 1998                                        PRESIDENT & COO
                                                    (LOS ANGELES, CALIFORNIA)
                                                    (626) 744 1150

                                                    DAVID C.W. HOWELL
                                                    EXECUTIVE V.P. & CFO
                                                    (HONG KONG)
                                                    (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that the Board of Directors of the Company has approved a new share repurchase plan to purchase up to one million shares of the Company's common stock. The amount and timing of purchases will be dependent upon market conditions.

Between June 17, 1998 and July 6, 1998, the Company repurchased 139,600 shares at an average price of $16.80 completing the one million share repurchase plan previously announced on December 22, 1997.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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